Dimensional

August 5, 2024

Via EDGAR
Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	DFA Investment Dimensions Group Inc.
File Nos. 002-73948 and 811-03258

Dear Ms. Rowland:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 258/260 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional World ex U.S. Sustainability Targeted Value Portfolio (the “Portfolio”).

Each SEC staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1.	Comment. Please file your responses to the Staff’s comments on EDGAR at least 5 days in advance of the effective date.

Response. The Registrant confirms it will file responses to the Staff’s comments on EDGAR 5 days in advance of the effective date.

2.	Comment. Per Rule 313 of Regulation S-T, please update the ticker symbol on EDGAR when available.

Response. The Registrant will update EDGAR accordingly.

U.S. Securities and Exchange Commission
August 5, 2024

Prospectus

3.
Comment.  Please revise the Portfolio’s principal investment strategies to include a policy that the Portfolio will invest at least 80% of its assets in companies that meet the Portfolio’s defined sustainability criteria.

Response.  The Registrant respectfully declines to add a policy to invest at least 80% of its assets in companies that meet the Portfolio’s defined sustainability criteria because such adjective refers to a strategy of the Portfolio, rather than a type of investment. The Registrant notes that Rule 35d-1 currently requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Staff stated in the original releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainability” in the Portfolio’s name refers to the Portfolio’s investment strategy, pursuant to which the Advisor employs exclusionary, positive and negative screens as described in the Prospectus for its sustainability strategy. The Registrant is aware of the SEC’s amendments to Rule 35d-1 that, as noted in the release,[1] “expand the rule’s 80% investment policy requirement to apply to any fund with terms in its name that suggest that the fund focuses in investments that have, or investments whose issuers have, particular characteristics.” As noted by the Staff in the release, “the primary types of names that the expanded scope will cover will be names that include the terms ‘growth’ and ‘value,’” and “terms with ESG- or sustainability-related characteristics.”  The Registrant supplementally confirms that the Portfolio will comply with the amendments, as applicable, by the compliance date.

4.	Comment. Please revise the disclosure to include a definition of small and mid capitalization securities.

Response.  The Registrant respectfully declines to revise the disclosure to include such definitions. The Registrant notes that the Portfolio does not include “small capitalization” or “mid capitalization” in its name and, accordingly, is not subject to the requirements of Rule 35d-1.

5.
Comment.  Please delete impact from the discussion of the sustainable investment strategies and risks as it does not appear from the disclosure that the Portfolio is focused on measurement, management and reporting of impact.  If the Portfolio is focusing on those three things, the Staff requests that the Registrant: (1) disclose in greater detail the specific ESG related impacts that the Portfolio seeks to achieve in terms of the measurement, management, and reporting of impact; (2) disclose whether these stated impacts are prioritized over returns, treated the same as returns, or are secondary to returns; and (3) disclose how the Portfolio intends to measure and monitor whether it is achieving ESG related impacts and over what time period. This should include disclosure of the specific metrics or key performance indicators the Portfolio will use. Disclose whether and where the Portfolio will disclose its progress on achieving its stated

1 Investment Company Names, Release No. IC-35000 (December 10, 2023).

U.S. Securities and Exchange Commission
August 5, 2024

impact. If the Portfolio is not publicly disclosing this information, explain to us why that is appropriate.

Response. The Registrant has revised the Portfolio’s references to its “sustainability impact considerations” to “sustainability considerations.”

6.	Comment. Please add a risk related to investments in depositary receipts to the Principal Risks.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the “Foreign Securities and Currencies Risk” in the Portfolio’s Summary Prospectus addresses the risks related to the Portfolio’s investments in depositary receipts.

7.
Comment.  Given that the Portfolio’s investments in derivatives may provide the Portfolio with exposure to U.S. companies, please explain how the Portfolio’s investments will reflect assets that are exclusive of the U.S.  If there are any types of U.S. investments that the Portfolio intends to hold (e.g., for collateral or liquidity management), please describe them here.

Response.  The Registrant notes that the Portfolio’s principal investment strategies and investments do not provide exposure to the U.S.  As noted in the disclosure, the Portfolio may have limited exposure to the U.S. through its investment in certain derivatives or other investments for collateral and cash management purposes.  The Registrant, however, believes the use of such investments for limited time periods and purposes is appropriately disclosed and beneficial to shareholders (i.e., as opposed to holding cash or more expensive and/or less liquid non-US alternatives) and does not impair the Portfolio’s ability to achieve its investment objective or principal investment strategies.

8.	Comment. If investments in foreign securities is a principal investment strategy, please include a corresponding risk.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the “Foreign Securities and Currencies Risk” in the Portfolio’s summary and statutory prospectus addresses the risks related to investments in foreign securities.

9.
Comment.  Please confirm whether the below statement in the “Principal Investment Strategies” section applies to all investment types described in the paragraph, including depositary receipts.  Please also add disclosure stating that these investments are excluded from the Portfolio’s 80% policy regarding investments in sustainable companies.

• The above referenced investments are not subject to, although they may incorporate, the Portfolio’s sustainability considerations.

U.S. Securities and Exchange Commission
August 5, 2024

Response.  The Registrant has revised the disclosure as shown below. Additionally, the Registrant refers the Staff to its response to Comment 3 with respect to adopting an 80% policy regarding investments in sustainable companies.

The Advisor may also increase or reduce the World ex U.S. Sustainability Targeted Value Portfolio’s exposure to an eligible company, or exclude a company, based on shorter-term considerations, such as a company’s price momentum, short-run reversals, and investment characteristics. In assessing a company’s investment characteristics, the Advisor considers ratios such as recent changes in assets divided by total assets. The criteria the Advisor uses for assessing a company’s investment characteristics are subject to change from time to time. In addition, the Advisor seeks to reduce trading costs using a flexible trading approach that looks for opportunities to participate in the available market liquidity, while managing turnover and explicit transaction costs. The World ex U.S. Sustainability Targeted Value Portfolio may gain exposure to companies associated with approved markets by purchasing equity securities in the form of depositary receipts, which may be listed or traded outside the issuer’s domicile country.

10.	Comment: In the “Principal Investment Strategies” section, please revise the disclosure below as indicated:

~~Relative to a portfolio without these considerations~~, the Portfolio will exclude, or have less weight in, securities of companies that, according to the Portfolio’s sustainability impact considerations, may be less sustainable as compared either to other companies in the Portfolio’s investment universe or other companies with similar business lines.

Response. The Registrant has incorporated clarifying revisions into the referenced disclosure as shown in response to comment 11 below.

11.
Comment.  In the “Principal Investment Strategies” section, please briefly summarize the information regarding the sustainability considerations provided in Item 9.  In addition, please summarize in the “Principal Investment Strategies” section how the Portfolio’s exclusionary and over/underweighting policies are applied as well.

Response. The Registrant has revised the disclosure as follows:

The Advisor intends to take into account the ~~impact~~effect that companies may have on the environment and other sustainability considerations when making investment decisions for the World ex U.S. Sustainability Targeted Value Portfolio. Relative to a ~~portfolio~~fund without these considerations that otherwise has the same investment objective, strategies, and policies as the Portfolio, the Portfolio will exclude, ~~or~~and have less overall weight in, securities of companies that, according to the Portfolio’s sustainability ~~impact~~ considerations, may be less sustainable as compared ~~either~~ to other companies in the Portfolio’s investment universe ~~or other companies with similar business lines~~. Similarly, relative to ~~a portfolio without sustainability impact considerations~~such a fund, the Portfolio

U.S. Securities and Exchange Commission
August 5, 2024

will have a higher weight in securities of companies that, according to the Portfolio’s sustainability ~~impact~~ considerations, may be more sustainable as compared ~~either~~ to other companies in the Portfolio’s investment universe ~~or other companies with similar business lines. While the Advisor primarily considers~~. In particular, the Advisor applies the sustainability considerations by adjusting the Portfolio’s composition through exclusions. The Advisor compares companies in the investment universe and excludes the companies with the highest greenhouse gas emissions intensity~~, in evaluating sustainability impact, the Advisor will also consider~~ and companies with the highest potential emissions from fossil fuel reserves~~,~~. In addition, the Advisor excludes companies based on sustainability considerations related to coal reserves, factory farming ~~activities~~, tobacco, palm oil, ~~cluster munitions manufacturing, landmine manufacturing,~~and civilian firearms manufacturing revenue, involvement in cluster munitions and landmine manufacturing, the ownership or operation of private prisons and/or immigrant detention facilities, child labor controversies, and severe environmental, social, or governance controversies that indicate operations inconsistent with responsible business conduct standards (such as those defined by the UN Global Compact Principles and the OECD Guidelines for Multinational Enterprises)~~, among other factors. In particular, the Portfolio will exclude companies the Advisor considers to have high greenhouse gas emissions intensity or fossil fuel reserves relative to other issuers~~. For a more detailed description of these sustainability considerations, see “Applying the Portfolio’s Sustainability Considerations”. The Advisor ~~may engage~~engages third party service providers to provide research ~~and/or ratings~~ information relating to the Portfolio’s sustainability ~~impact~~ considerations with respect to securities in the portfolio, where information is available from such providers.

The Advisor also may use, or supplement third party service provider’s data with, proprietary research relating to certain sustainability considerations where information is not available or has not been obtained from third party service providers engaged by the Advisor. The World ex U.S. Sustainability Targeted Value Portfolio may periodically modify, add, or remove certain sustainability ~~impact~~ considerations.

12.
Comment.  Please revise the disclosure to state that the Advisor will use third-party providers in the Portfolio’s Summary Prospectus. Additionally, please add disclosure in the Portfolio’s statutory prospectus regarding how the Advisor will factor in the considerations of the third-party providers.  For example, does the Advisor solely rely on an ESG index, ESG scores or data from a third-party rating organization, proprietary data, or a combination of all three.  Please include a summary of the foregoing in the Portfolio’s Summary Prospectus. Please add disclosure regarding whether the ESG criteria are applied to every investment or only some, and whether other factors are considered and what they are.

Response. The Registrant has revised the disclosure accordingly. Please see the revised disclosure provided in response to comment 11 above.

U.S. Securities and Exchange Commission
August 5, 2024

13.
Comment.  Please revise the following statement to clarify, if accurate, that the Portfolio is able to compare the sustainability of companies that are not in the same business lines to exclude, or have less weight in, such companies.

Relative to a portfolio without these considerations, the Portfolio will exclude, or have less weight in, securities of companies that, according to the Portfolio’s sustainability impact considerations, may be less sustainable as compared either to other companies in the Portfolio’s investment universe or other companies with similar business lines.

Response. The Registrant has revised the disclosure accordingly. Please see the revised disclosure provided in response to comment 11 above.

14.	Comment. Please include the following disclosure from the Item 9 section in the Portfolio’s Summary Prospectus.

In particular, the Portfolio will exclude companies the Advisor considers to have high greenhouse gas emissions intensity or fossil fuel reserves relative to other issuers.

Please also clarify whether the greenhouse gas emissions exclusionary screen is the only exclusionary screen the Portfolio applies. In addition, please clarify whether the other sustainability considerations are screens or otherwise how they are applied.

Response. The Registrant has revised the disclosure accordingly. Please see the revised disclosure provided in response to comment 11 above.

15.	Comment. Please revise the following disclosure to state that the Advisor “will” engage third-party service providers.

The Advisor may engage third-party service providers to provide research and/or ratings information relating to the Portfolio’s sustainability impact considerations with respect to securities in the portfolio, where information is available from such providers.

Response. The Registrant has revised the disclosure accordingly. Please see the revised disclosure provided in response to comment 11 above.

16.
Comment.  Please consider whether disclosure regarding principal risks to the Portfolio related to its use of third-party data providers should be added to the “Principal Risks” section of the Prospectus.

Response. The Registrant has added the following disclosure regarding the risk of using third-party data providers in its “Sustainability Consideration Investment Risk”:

A fund’s exposure to companies, industries and sectors of the market may be affected by sustainability data obtained that may not be completely accurate and

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the Advisor’s assessment of a company’s sustainability ~~impact~~ may differ from assessments made by other funds, managers, or investors.

17.
Comment.  Please confirm supplementally that investments in China are not principal risks of the Portfolio.  If they are, please include a risk related to investments in China in the “Principal Risks” section of the Prospectus.

Response.  Based on the Portfolio’s anticipated exposure to investments in China, the Registrant believes the risks of such investments are appropriately summarized in the Summary Prospectus under the “Foreign Securities and Currencies Risk” and “Emerging Markets Risk” in the “Principal Risks” section of the Prospectus.

18.	Comment. Please add disclosure with respect to the following risks specific to this investment strategy or explain why the disclosure would not be appropriate:

	▪	The risk of the potential for information on non-U.S. companies being unreliable or outdated.
	▪	Less information about the non-U.S. companies being publicly available due to differences in regulatory accounting, auditing and record keeping standards.
	▪	The potential significance of lack of reliability or information on the Portfolio’s performance.
	▪	Risks of the rights and remedies associated with emerging markets investments being different than a fund that invests in domestic market investments.

Response. The Registrant has revised the disclosure as follows:

Principal Risks

Foreign Securities and Currencies Risk: Foreign securities prices may decline or fluctuate because of: (a) economic or political actions of foreign governments, and/or (b) less regulated or liquid securities markets. Investors holding these securities may also be exposed to foreign currency risk (the possibility that foreign currency will fluctuate in value against the U.S. dollar or that a foreign government will convert, or be forced to convert, its currency to another currency, changing its value against the U.S. dollar). The Portfolio does not hedge foreign currency risk.

Foreign issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available financial and other information about such issuers, comparable to U.S. issuers. A fund may have greater difficulty voting proxies, exercising shareholder rights, securing dividends and obtaining information regarding corporate actions on a timely basis, pursuing legal remedies, and obtaining judgments with respect to foreign investments in foreign courts than with respect to domestic issuers in U.S. courts.

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Emerging Markets Risk: Securities of issuers associated with emerging market countries may be subject to higher and additional risks than securities of issuers in developed foreign markets.  Numerous emerging market countries have a history of, and continue to experience serious, and potentially continuing, economic and political problems. Stock markets in many emerging market countries are relatively small, expensive to trade in and generally have higher risks than those in developed markets. Securities in emerging markets also may be less liquid than those in developed markets and foreigners are often limited in their ability to invest in, and withdraw assets from, these markets. Additional restrictions may be imposed under other conditions. Frontier market countries generally have smaller economies or less developed capital markets and, as a result, the risks of investing in emerging market countries are magnified in frontier market countries.

ADDITIONAL INFORMATION REGARDING INVESTMENT RISKS

Emerging Markets Risk: Securities of issuers associated with emerging market countries, including, but not limited to, issuers that are organized under the laws of, maintain a principal place of business in, derive significant revenues from, or issue securities backed by the government (or, its agencies or instrumentalities) of emerging market countries may be subject to higher and additional risks than securities of issuers in developed foreign markets….Similar to foreign issuers, emerging market issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available, reliable and current financial and other information about such issuers, comparable to U.S. issuers.

19.	Comment. Please tailor the “Derivatives Risk” to include risks specific to the derivatives utilized by the Portfolio.

Response. The Registrant supplementally confirms that the “Derivatives Risk” is appropriately tailored to the derivative instruments utilized by the Portfolio.

20.	Comment. When available, please supplementally provide the Staff with the broad-based securities index that the Portfolio will include in the “Performance Table” section of the Prospectus.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities index to be utilized by the Portfolio is the MSCI All Country World ex USA IMI Index (net dividends).

21.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

U.S. Securities and Exchange Commission
August 5, 2024

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that the Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

22.	Comment. Please carryforward any applicable comments to Item 4 to the Item 9 section of the Prospectus.

Response. The Registrant has revised any applicable disclosure in the Item 9 section of the Prospectus consistent with the responses above.

23.
Comment.  In the “Additional Information on Investment Objective and Policies–Approved Markets” section, please add disclosure that, in no event, will the U.S. be an approved market. Please also add disclosure regarding any actions the Portfolio will take in the event it does receive U.S. securities (e.g., such as through corporate actions or otherwise).

Response.  The Registrant notes that the Portfolio specifically discloses each country it will invest in, which does not include the U.S., under within the “Additional Information on Investment Objective and Policies–Approved Markets” section.  The Registrant further notes that Instruction 3 to Item 9(b)(1) specifically states that a “negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy,” and accordingly, respectfully declines to revise the disclosure.

24.
Comment.  If the patents referenced in the “Additional Information on Investment Objective and Policies” section are material with respect to the Portfolio’s methodology for its sustainability process, please describe the patents in the Portfolio’s Summary Prospectus.  Please also summarize the sustainability methodology contained in these patents. Please also supplementally clarify why these patents are included in the disclosure.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes the disclosure appropriately and clearly explains that the references to the patents are included to inform investors and the public that the implementation and management of the Advisor’s “Sustainability” portfolios is protected by such patents. The Registrant further supplementally confirms that the Portfolio’s principal investment strategies are appropriately described in the Prospectus.

25.
Comment.  In the “Additional Information on Investment Objectives and Policies” section, there is a reference to the Portfolio being able to invest in money market funds and ETFs. If the Portfolio’s cost of investing in money market funds and ETFs is expected to exceed 1 basis point, please include the expense in the fee table. If the Portfolio’s investments in money market funds and ETFs are expected to be principal, please include disclosure in the Portfolio’s Summary Prospectus.

U.S. Securities and Exchange Commission
August 5, 2024

Response.  The Registrant confirms that acquired fund fees and expenses, as applicable, are appropriately disclosed in the Portfolio’s fee table in accordance with Form N-1A.  Further, the Registrant confirms that investments in money market funds and ETFs are not expected to be a principal investment of the Portfolio.

26.	Comment. Please consider adding corresponding principal risk disclosure regarding investments in other investment companies.

Response.  The Registrant supplementally confirms that investments in other investment companies is not considered a principal risk of the Portfolio.  The Portfolio does, however, include disclosure regarding such risks in the SAI under the “Exchange Traded Funds” section.

27.	Comment. Please include the Portfolio’s index in the following statement and explain what “associated with” means.

Approved Market securities are defined as securities that are associated with an Approved Market (“Approved Market Securities”). Approved Market Securities are:…(e) securities included in the Portfolio’s benchmark index….

Response. The Registrant has revised the disclosure as follows:

Approved Market securities are defined as securities that are associated with an Approved Market (“Approved Market Securities”) under the following criteria.

The Registrant respectfully declines to revise the disclosure to incorporate the Portfolio’s index, but supplementally confirms that the Portfolio will have an appropriate broad-based global index, as noted above.

28.
Comment.  The disclosure in the “Additional Information on Investment Objectives and Policies” section notes that the Portfolio also may obtain exposure to Approved Market Securities by investing in derivative instruments that derive their value from Approved Markets Securities, or by investing in securities of pooled investment vehicles that invest at least 80% of their assets in Approved Markets Securities. The Staff believes that the 80% policies of the pooled investment vehicles should also apply to sustainability and be ex-U.S.

Response.  Please see the response to comment 3 with respect to the inclusion of an 80% policy regarding investments in sustainable companies, and, accordingly, the 80% policies of the pooled investment vehicles. The Registrant also respectfully declines to revise the disclosure regarding the 80% policies of the pooled investment vehicles to specify that they exclude U.S. companies.  As noted above in response to comment 23, the Registrant notes that the Portfolio specifically discloses each country it will invest in, which does not include the U.S.  The Registrant further notes that Instruction 3 to Item 9(b)(1) specifically states that a “negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.”

U.S. Securities and Exchange Commission
August 5, 2024

29.
Comment.  Please carryforward any applicable comments to the disclosure regarding the sustainability considerations in the Item 4 section of the Prospectus to the corresponding disclosure in the Item 9 section.

Response. The Registrant has revised any applicable disclosure regarding the sustainability considerations in the Item 9 section of the Prospectus consistent with the responses above.

30.
Comment.  In the “Applying the Portfolio’s Sustainability Impact Considerations” section, the Portfolio’s disclosure notes that the Portfolio intends to both exclude companies that the Advisor considers to have high greenhouse gas emissions intensity relative to other issuers and include companies that have higher sustainability impact scores. Please revise the disclosure to specify the factors applied by any exclusionary or inclusionary screen, including any quantitative thresholds or qualitative factors. Please revise the disclosure, if true, to clarify that greenhouse gas emission is the primary factor considered relative to the other factors considered.

Response. The Registrant has revised the disclosure as follows:

The Advisor intends to take into account the ~~impact~~effect that companies have on the environment and other sustainability considerations when making investment decisions for the Portfolio. Relative to a ~~portfolio~~fund without these considerations that otherwise has the same investment objective, strategies, and policies as the Portfolio, the Portfolio will ~~generally~~ exclude ~~or~~, and have less overall weight in securities of companies that, according to the Portfolio’s sustainability ~~impact~~ considerations, may be less sustainable as compared ~~either~~ to other companies with securities in the Portfolio’s investment universe ~~or other companies with similar business lines~~. Similarly, relative to ~~a portfolio without sustainability impact considerations~~such a fund, the Portfolio will ~~generally~~ have a higher weight in securities of companies that, according to the Portfolio’s sustainability ~~impact~~ considerations, may be more sustainable as compared ~~either~~ to other companies with securities in the Portfolio’s investment universe ~~or other companies with similar business lines~~. As of the date of this Prospectus, MSCI ESG Research LLC and Institutional Shareholder Services Inc. have been engaged by the Advisor as the Portfolio’s primary providers of research ~~and/or ratings~~ information relating to the sustainability ~~impact~~ considerations with respect to corporate securities in the Portfolio, where information is available from such providers. The Advisor also may use, or supplement third party service providers’ data, with proprietary research relating to certain sustainability considerations where information is not available or has not been obtained from the third party service providers engaged by the Advisor. The Fund or Advisor may also change or engage additional independent third party service providers from time to time.

~~Selected examples of the types of considerations that are expected to be used to evaluate companies’ impact on the environment and other sustainability considerations are as follows:~~

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The Portfolio’s sustainability considerations are as follows:

•
Greenhouse gas emissions intensity or fossil fuel reserves: The greenhouse gas emissions intensity consideration looks at a company’s greenhouse gas emissions scaled by sales. Greenhouse gases included are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulfur hexafluoride (SF6), and nitrogen trifluoride (NF3).

•
Cluster munitions or landmine manufacturing: This consideration takes into account the firm’s involvement in the manufacture of cluster munitions, landmines, or the essential components of these products.

•	Civilian firearms manufacturing: This consideration relates to companies that earn revenue from the production and/or manufacturing of civilian firearms.
•	Tobacco: This consideration relates to companies that earn at least 10% of their total annual revenue through the production and/or sale of tobacco products.
•	Palm oil: This consideration relates to companies that earn at least 10% of their total annual revenue through the farming and/or processing of palm oil.
•	Coal: This consideration relates to companies that have coal reserves.
•	Private prisons and/or immigrant detention facilities: This consideration relates to companies that own or operate private prisons and/or immigrant detention facilities.
•	Child labor: This consideration relates to companies that have had major recent child labor controversies in their own operations or supply chain.
•	Factory farming: This consideration relates to companies that are believed to earn at least 10% of their total annual revenue through particularly intensive methods of livestock rearing.
•
Severe environmental, social or governance controversies: This consideration relates to companies operating in a manner inconsistent with responsible business conduct standards, such as those defined by the UN Global Compact Principles and the OECD Guidelines for Multinational Enterprises, because of material involvement in severe environmental, social or governance controversies.

~~The sustainability impact considerations listed above are examples of factors that the Advisor believes may indicate whether or not a corporate issuer, as compared to other companies with similar business lines, promotes sustainability by pursuing economic growth and development that meets the needs of the present without compromising the needs of future generations.~~

The Portfolio may periodically modify, add, or remove its sustainability ~~impact~~ considerations.

~~For the Portfolio, based on the research and ratings information, the Advisor will determine an overall impact score for the company and will consider the overall impact score of the company relative to other companies when determining whether a security should be excluded from the Portfolio’s securities holdings. The Advisor may also exclude, decrease, or increase the weight of specific companies due to any specific factor.~~

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As described above, the Advisor will endeavor to consider the sustainability ~~impact~~ of each company when constructing the Portfolio’s investment portfolio according to the Portfolio’s sustainability considerations. However, the Advisor may not be able to assess the sustainability ~~impact~~ of each company with securities eligible for purchase by the Portfolio. For example, the ~~Advisor may not be able to determine an overall sustainability impact score for each company based on the sustainability considerations described above because the~~ third-party service providers and the Advisor may not have data on the entire universe of companies with securities considered by the Advisor for the Portfolio, or may not have information with respect to each factor listed above as a sustainability ~~impact~~ consideration. The sustainability ~~impact~~ of a company may change while the Portfolio is holding the company’s securities due to actions taken by the company or new information that becomes available concerning the company, and such information may ~~impact~~affect the Portfolio’s decision to buy securities in the future of such company but will not necessarily result in changes to current holdings of securities of such company. For instance, if negative information about a company becomes available, while future investment decisions should reflect that information, the Portfolio may continue to hold the securities it already owns in the short or long term, so that the composition of the Portfolio may not, at all times, reflect the most current sustainability ~~impact~~ considerations. The Portfolio’s exposure to companies, industries and sectors of the market may be affected by sustainability ~~impact~~ data obtained that may not be completely accurate with respect to any company ~~or by a given sustainability factor that may not be as relevant as assumed in the overall score~~.

31.
Comment.  Please revise the disclosure in the “Applying the Portfolio’s Sustainability Impact Considerations” section to clarify how the Advisor determines a company’s overall impact score. Please also clarify supplementally whether the overall impact score is a part of the patent described above.

Response. Please see the responses to comments 24 and 30 above.

32.
Comment.  Please revise the disclosure in the “Applying the Portfolio’s Sustainability Impact Considerations” section to clarify whether the Advisor will make an investment with a good sustainability score even if the investment does not meet the other investment criteria or vice versa.

Response.  The Registrant respectfully declines to revise the disclosure. As noted in the “Principal Investment Strategies” section, the “Portfolio is designed to provide exposure to a broad and diverse portfolio of securities of non-U.S. companies, with a focus on small and mid-cap value companies with higher profitability, while adjusting the composition of the Portfolio based on sustainability impact considerations.”  Further, as noted in response to comments 11 and 30 above, the disclosure regarding the Portfolio’s sustainable considerations has been revised to clarify how they are applied.

U.S. Securities and Exchange Commission
August 5, 2024

33.
Comment.  In the “Applying the Portfolio’s Sustainability Impact Considerations” section, please revise the disclosure regarding the overall impact score to clarify whether the research and rating information includes proprietary data, third-party information, or both.

Response. The Registrant has revised the disclosure accordingly. Please see the revised disclosure provided in response to comment 30 above.

34.
Comment.  In the “Applying the Portfolio’s Sustainability Impact Considerations” section, please delete the below sentence or revise the disclosure to clarify the process with respect to the exclusion or weighting of companies.

The Advisor may also exclude, decrease, or increase the weight of specific companies due to any specific factor.

Response. The Registrant has revised the disclosure accordingly. Please see the revised disclosure provided in response to comment 30 above.

35.
Comment.  In the “Applying the Portfolio’s Sustainability Impact Considerations” section, the Registrant includes two examples of when the Advisor may not be able to assess the sustainability impact of each company with securities eligible for purchase by the Portfolio.  Please revise the disclosure to include all relevant examples.

Response.  General Instruction C.1 of Form N-1A notes that a prospectus should emphasize the Portfolio’s overall investment approach and strategy and include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio (e.g., by avoiding excessive detail, technical terminology and complex language). As noted above, the Registrant includes two relevant examples of when the Advisor may not be able to assess the sustainability of each company with securities eligible for purchase by the Portfolio. The Registrant is not aware of additional relevant examples that are necessary to highlight to investors at this time, but, to the extent additional examples arise that the Registrant believes are necessary to include to enable an average or typical investor to understand the particular characteristics of the Portfolio, the disclosure will be updated accordingly.

36.
Comment.  For securities that no longer meet the Portfolio’s sustainability criteria, please confirm supplementally that they would no longer be counted towards the 80% policy regarding investments in sustainable companies.

Response. Please see the response to comment 3 above.

37.	Comment. Please revise the following disclosure to clarify what the last part of the sentence refers to:

The Portfolio’s exposure to companies, industries and sectors of the market may be affected by sustainability impact data obtained that may not be completely accurate with

U.S. Securities and Exchange Commission
August 5, 2024

respect to any company or by a given sustainability factor that may not be as relevant as assumed in the overall score.

Response. The Registrant has revised the disclosure accordingly. Please see the revised disclosure provided in response to comment 30 above.

38.	Comment. Please supplementally clarify the meaning of the following language in the first and second paragraphs of the “Fee Waiver and Expense Assumption Agreement” section:

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With respect to each Fee Waiver and/or Expense Assumption Agreement, prior year waived fees and/or assumed expenses can be recaptured only if the expense ratio following such recapture would be less than the expense cap that was in place when such prior year fees were waived and/or expenses assumed, and less than the current expense cap in place for the Portfolio.

▪
At any time that the Portfolio Expenses of the Portfolio are less than the Expense Limitation Amount for the Portfolio, the Advisor retains the right to recover any fees previously waived and/or expenses previously assumed to the extent that such recovery will not cause the annualized Portfolio Expenses for the Portfolio to exceed the applicable Expense Limitation Amount identified below.

Response.  The Registrant supplementally confirms that the second paragraph reflects the terms of the recapture provision included in the Portfolio’s fee waiver and expense assumption agreement, which has historically been included in the disclosure by the Registrant in response to Item 10(a)(1)(ii) of Form N-1A.  The Registrant supplementally confirms that the disclosure in the first paragraph above was incorporated into the disclosure in response to ongoing SEC comments requesting the Registrant to incorporate additional disclosure into this section stating that prior year expenses can be recaptured only if the current expense ratio, after taking into account such recapture, would be less than: (1) the prior year expense cap that was in place when the expenses were previously waived and/or assumed; and (2) the Portfolio’s current expense cap, in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.[2]

Statement of Additional Information

39.	Comment: Please add disclosure regarding the Portfolio’s 80% policy regarding investments in sustainable companies under the “Portfolio Characteristics” section.

Response. Please see the response to comment 3 above.

2 Please see comment 5 from the following comment response letter as an example: https://www.sec.gov/Archives/edgar/data/355437/000160900619000008/filename1.htm.

U.S. Securities and Exchange Commission
August 5, 2024

Part C

40.	Comment. Please file a new legal opinion with respect to the Portfolio as an exhibit to the Part C.

Response. The legal opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

* * * * * *

Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
DFA Investment Dimensions Group Inc.